Exhibit 99.2

August 9, 2022

Dear Shareholders,

In the past quarter, we have seen the end of almost all COVID-19 restrictions and a sharp rebound in travel activity across most of our core markets. While we continue to experience high pent-up demand, strong advertiser bidding dynamics and a strong summer season, we are preparing ourselves for an economic slowdown. The war in Ukraine, supply chain issues and rising interest rates have led to significantly increased inflation that we expect to have an impact on the travel market in the second half of the year and beyond. Against this background, we believe our core value proposition is more relevant than ever as travelers will have an increased need to compare prices amidst rising inflation. We remain confident that we are well positioned to serve travelers in this new environment.

trivago in Q2 2022
During the second quarter we have seen a steady normalization of travel activity across many of our core markets as almost all COVID-19 restrictions have been phased out. Consequently, we grew our qualified referrals at 15% year-over-year. Our auction remained very strong, with improved bidding dynamics leading to an increase in revenue per qualified referral of 31% year-over-year. This led to a total revenue increase of 52% year-over-year.
More generally, we have observed growing competition and costs across most performance marketing channels. With a more difficult environment ahead of us, we have stayed disciplined in our bidding on these channels and have kept our profitability targets in performance marketing roughly stable at the expense of additional potential growth opportunities.
We ramped up our brand marketing activities at the end of the quarter and continued to benefit from a strong creative concept for the summer advertising campaign that emphasizes our core value proposition of price comparison that is a great fit to the current market environment. This has allowed us to grow our branded traffic faster than performance traffic year-over-year.
The combination of a strong travel recovery, our healthy auction and our disciplined marketing approach has led to another quarter with what we believe to be very strong operational results. Our Adjusted EBITDA was €30.3 million in the second quarter of 2022 - the highest quarterly Adjusted EBITDA in the history of the company.
However, we have also seen rising interest rates, increased inflation and more uncertainty in respect of the overall economic environment. As a result of the changing macroeconomic environment, we performed a goodwill and indefinite-lived intangible assets impairment test which resulted in an impairment charge of €84.2 million, driving the net loss of €59.8 million for the quarter.

2022 outlook
For the remainder of the year, we intend to focus on further improving our core accommodation price comparison product to drive higher user retention. To reflect this focus, we have adjusted our priorities internally and made the decision to discontinue projects and products where we see less opportunity for the foreseeable future, such as display ads and our Weekend product.
At the same time we plan to stay disciplined with our marketing activities and costs more generally as we prepare for an uncertain economic outlook. We have started to optimize our cost structure further and in conjunction with greater focus, we believe that we can keep our operational expenditures excluding advertising spend roughly stable despite the inflationary cost pressure that we are anticipating. We now expect our full year 2022 Adjusted EBITDA to exceed our pre-pandemic full year 2019 Adjusted EBITDA of €69.9 million.

Despite the pandemic and rising inflation, the travel industry has proven to be resilient as travel demand strongly bounced back over the course of the second quarter of 2022. We would like to thank our teams for their continuous effort throughout the quarter and their commitment to delivering our product to millions of users. Moving forward, we remain confident that our focus on accommodation price comparison places us in a favorable position to best serve travelers amidst rising prices.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This letter contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•the continued material adverse effect of the COVID-19 pandemic on the global and local economy, the travel industry and our business and financial performance;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may have a significant adverse effect on our business model and our future competitiveness and profitability;
•any additional impairment of intangible assets and goodwill;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the decreased effectiveness of our Advertising Spend as a result of an almost complete stop to television advertising in 2020, resuming only at reduced levels in 2021, which may continue to have a negative impact on the effectiveness of our advertising in coming years;
•our ability to implement our strategic initiatives;
•increasing competition in our industry;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us with content;
•our reliance on search engines, particularly Google, which promotes its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;

•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally.
as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2021 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures
This letter contains reference to certain non-GAAP (Generally Accepted Accounting Principles) measures that our management believes provide our shareholders with additional insights into trivago’s results of operations. The non-GAAP measures referred to in this letter are supplemental in nature. They should not be considered in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP. Reconciliations of this non-GAAP financial information to trivago’s financial statements as prepared under GAAP are included in the Exhibit 99.1 to Form 6-K that accompanies this letter. We are not able to provide a reconciliation of our adjusted EBITDA guidance to net income/(loss), the comparable GAAP measure, because certain items that are excluded from adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share-based compensation, interest, taxes, depreciation and amortization without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) in the future.
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